Item 77e. - Legal Proceedings
Touchstone Funds Group Trust - Mid Cap Value Fund

In January 2012, the Old Mutual Mid-Cap Fund (which reorganized into the TS&W Mid-Cap Value Fund in March 2009, and was subsequently renamed the Touchstone Mid Cap Value Opportunities Fund in April 2012 and the Touchstone Mid Cap Value Fund in March 2014) was served with a summons and complaint in an adversary proceeding brought by Edward S. Weisfelner, as Trustee of the LB Creditor Trust (the "Trustee"), in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), captioned Weisfelner v. Fund 1, Adv. Pr. No. 10-4609 (the "Action"). In the Action, the Trustee alleged that the payments made to shareholders in the December 2007 leveraged buyout of Lyondell Chemical Company constituted intentional and constructive fraudulent transfers and sought to recover those payments. The Trustee sought to recoup from the Fund $3,784,800, the amount the Fund received in the leveraged buyout, together with interest and costs. The Fund, along with thousands of other shareholder defendants, moved to dismiss the Action, and the Bankruptcy Court heard oral argument on the motion to dismiss in January 2015. In November 2015, the Bankruptcy Court dismissed the intentional fraudulent transfer claims, and in July 2016, the Bankruptcy Court dismissed the remaining constructive fraudulent transfer claims. The Trustee appealed both decisions to the U.S. District Court for the Southern District of New York (the "District Court"). The District Court reversed the Bankruptcy Court's dismissal order as to the intentional fraudulent transfer claims, reinstating those claims. While the Trustee's appeal of the Bankruptcy Court's dismissal of the constructive fraudulent transfer claims was pending, the Trustee proceeded to trial in a related case against the individuals who orchestrated the leveraged buyout. As a result of the factual findings by the Bankruptcy Court in that trial, wherein the Bankruptcy Court found no intent by Lyondell to defraud its creditors, the Trustee decided to dismiss with prejudice its claims against the shareholder defendants, including the Fund. As a result, all claims against the Fund in the Action have been dismissed, and the case is closed.